SUBSIDIARY INFORMATION


     Registrant Questar Corporation has the following subsidiaries:
Questar Regulated Services Company, Questar Market Resources, Inc., Questar InfoComm, Inc., Interstate Land Corporation, and Questar
Employee Services, Inc. Each of these companies is a Utah corporation.

     Questar Market Resources, Inc., has the following subsidiaries:
Wexpro Company, Celsius Energy Company, Questar Exploration and Production Company, and Questar Energy Trading Company. Celsius Energy is a Nevada corporation and Questar Exploration and Production is a Texas corporation. The other listed companies are incorporated in Utah.

     Celsius Energy has a wholly owned subsidiary, Celsius Energy
Resources, Ltd., which is an Alberta corporation.

     Questar Exploration and Production has three active subsidiaries:
URC Canyon Creek Compression Company, Questar WMC Corporation, and Questar URC Company. The first two entities are Utah corporations; the third entity is a Delaware corporation. Questar Exploration and Production also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation.

     Questar Regulated Services has three subsidiaries, all of which are Utah corporations: Questar Gas Company, Questar Pipeline Company, and Questar Energy Services, Inc. Questar Pipeline, in turn, has four wholly owned subsidiaries: Questar TransColorado, Inc., Questar Line 90 Company, Questar Southern Trails Company, and Questar Transportation Services Company, which are all Utah corporations.